Exhibit 99.1

FOR RELEASE June 19, 2018

China Biologic Announces Receipt of Non-Binding Acquisition Proposal

BEIJING, China — June 19, 2018 — China Biologic Products Holdings, Inc. (NASDAQ: CBPO) (“CBPO” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that its board of directors (the “Board”) has received an unsolicited, preliminary non-binding proposal letter from CCRE Holdings Limited, a wholly owned subsidiary of CITIC Capital Holdings Limited (together with its affiliates, “CITIC”), pursuant to which CITIC proposes to acquire all of the outstanding shares of the Company not already owned by CITIC for US$110 in cash per share. A copy of the proposal letter is attached hereto as Annex A.

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that the Board is reviewing and evaluating CITIC’s proposal and no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, those risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +86-10-6583-7511 or +1-646-405-5191

E-mail: bill.zima@icrinc.com

Annex A – Proposal Letter

June 11, 2018

David Gao

Chairman and CEO

China Biologic Products Holdings, Inc.

18th Floor, Jialong International Building

19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

Dear Mr. Gao:

It is our strong view that China Biologic Products Holdings, Inc. (the “Company”) has been very well managed under the Board’s guidance and with the strong leadership of the management team – all despite macro volatilities in the industry. We are writing to express our sincere interest in acquiring shares of the Company (as further described below) in an effort to offer our strong support to the management team and with hopes to continue to invest in and build the business for the long term. To this end, we would like to discuss our proposal with the Board and get your advice and support to move forward with this proposal in a way that you feel would be best for the Company and its shareholders. We possess deep sector knowledge about the pharmaceutical industry in China and unlike strategic investors, we are keen to keep the Company independent and do not have conflicting priorities. With the goal of creating a valuable outcome for existing shareholders, we are committed over the long term to the existing management team and would welcome any shareholders who are interested in joining our effort as well.

In view of the above, CCRE Holdings Limited, a wholly owned subsidiary of CITIC Capital Holdings Limited (together with its affiliates, “CITIC” or “we”), is pleased to submit this preliminary non-binding proposal to acquire 100% of the outstanding stock of the Company not already owned by CITIC (the “Acquisition”).

We are prepared to offer $110 in cash per share for each outstanding share of the Company not already owned by us, subject to certain conditions as discussed below. We believe this is a highly attractive offer to the Company’s shareholders and look forward to discussing our proposal as you take it under consideration. Our proposal represents a premium of 30.4% to the Company’s closing price on June 8, 2018 and a premium of 30.6% to the volume-weighted average price during the past 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We believe we are a uniquely positioned acquirer of the Company and are confident in our ability to consummate the Acquisition as outlined in this letter.

1.       Continuity of Leadership . We have significant experience investing in the healthcare space and we place significant value on continuity of leadership within our investments. We hope that the members of management will join their equity interests with us and continue to be shareholders. At the very least, however, we sincerely hope that the existing key members of management can continue to lead the Company after the completion of the Acquisition. With the prior approval of the Board, and at the appropriate time, we wish to engage in discussions with the Company’s senior management team about continuing their roles in the Company going forward.

2.       Purchase Price. The consideration payable for each publicly held share of outstanding common stock of the Company will be $110 per share in cash.

3.       Financing. While we intend to finance the Acquisition with a combination of debt and equity capital, we are capable of funding fully with equity and our proposal is not conditioned on receiving any debt financing. We expect commitments for the debt financing to be in place when the Definitive Agreements (as defined below) are signed. Equity financing would be provided by investment funds managed or controlled by us, which have more than sufficient uncalled capital to complete the Acquisition.

4.       Next Steps. We are ready to move extremely quickly to complete the proposed Acquisition. We look forward to working with the Board and senior management to get you comfortable with our teams and our commitment to the long term success of the business, its management, and its employees. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review. The definitive acquisition agreement will provide for representations, warranties, covenants and conditions typical and appropriate for a transaction of this size and nature.

5.       Disclosure Obligations. Given our ownership stakes in the Company, we will need to make a Schedule 13D filing and will enclose this letter as an exhibit thereto. We would be happy to discuss this filing obligation with you if you have any question.

6.       Preferred Shares Purchase Rights. The closing of the Acquisition will be contingent upon the redemption and termination of all preferred share purchase rights before any such right becomes exercisable.

7.       About CITIC Capital. Founded in 2002, CITIC Capital is a leading alternative investment management and advisory company in China. The firm manages over US$22 billion of capital from a diverse group of international institutional investors, with multiple asset class platform covering private equity, real estate, structured investment & finance, and asset management. CITIC Capital has over 150 portfolio companies that span 11 sectors and employ over 820,000 people around the world. The firm has successfully led multiple U.S. public acquisitions in the past.

8.       Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the proposed Acquisition independently before it can make its own determination whether to endorse it. With the Board’s approval and execution of customary non-disclosure agreements, we would like to begin our due diligence investigation immediately.

9.       Non-Binding Commitment. For the avoidance of doubt, this letter is not intended to be exhaustive of all matters which may be subsequently covered in future negotiations, requests for information, agreements and contracts. This letter expresses our interest in a possible transaction but (with the exception of this paragraph, which shall be binding on the parties) is non-binding and does not create any legal or other obligation whatsoever on the part of CITIC, including, without limitation, any obligation to consummate any transaction. Any binding commitment would only arise by execution and delivery of Definitive Agreements by the appropriate parties thereto. We reserve the right to withdraw this indication of interest without further obligation of any kind at any time and for any reason or no reason.

Thank you for considering our proposal. We look forward to hearing from you to continue discussing our interest in pursuing what we think is an exciting and compelling deal. We strongly believe that our investment experience and familiarity with the industry will allow us to be value-added partners to management and provide a high degree of certainty to shareholders for an expeditious closing. We can make ourselves available to discuss any aspect of the proposal.

Sincerely,

CCRE Holdings Limited

By:	/s/ Eric Chan
Name:	Eric Chan
Title:	Authorized Signatory of CCRE Holdings Limited
CFO of CITIC Capital Holdings Limited

Cc: Mr. Sean Shao, Dr. Yungang Lu, Mr. David Li, Prof. Wenfang Liu, Mr. Zhijun Tong, Mr. Albert Yeung, Mr. Joseph Chow and Ms Yue’e Zhang